UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-39124

Centogene N.V.
(Translation of registrant's name into English)

Am Strande 7
18055 Rostock

Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Centogene N.V.

As previously announced, on February 27, 2024, Centogene N.V. (the “Company”) received a notification from Nasdaq’s Listing Department notifying the Company of the determination of Nasdaq to delist the Company’s securities from the Nasdaq Global Market due to non-compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) continued listing requirement (Nasdaq Listing Rule 5450(b)(3)(C)), subject to the Company’s right to a hearing with the Nasdaq Listing Panel (the “Panel”). On April 30, 2024, the Company had a hearing regarding the delisting notice and presented a plan of compliance with respect to the MVPHS requirement consisting of the achievement of specific milestones related to the Company’s announced strategic alternative review process; specifically, progress with respect to a definitive binding agreement to sell the Company.

On May 13, 2024, Nasdaq granted the Company’s request for continued listing on Nasdaq until August 26, 2024 (the “extension period”), subject to the Company achieving certain interim progress milestones with respect to its strategic alternative review process and regaining compliance with the MVPHS requirement as a result of the completion of a transaction by August 26, 2024. However, there can be no assurance that the Company will achieve such milestones or regain compliance within the granted extension period. Further, there can be no assurance that the Panel will not reconsider the terms of such extension based upon events, conditions or circumstances that may exist or develop with the Company, which, in the opinion of the Panel, may make continued listing on the Nasdaq Global Market inadvisable.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2024

CENTOGENE N.V.

By:	/s/ Jose Miguel Coego Rios
	Name:	Jose Miguel Coego Rios
	Title:	Chief Financial Officer

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